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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)(1)

                            MEADE INSTRUMENTS CORP.
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   583062 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/00
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)



------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                          -----------------
CUSIP NO. 583062 10 4                  13G                     PAGE 2 OF 5 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven G. Murdock
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER
                                   1,604,999 shares common stock*
    NUMBER OF            -------------------------------------------------------
     SHARES              6.   SHARED VOTING POWER
  BENEFICIALLY                     N/A
    OWNED BY             -------------------------------------------------------
      EACH               7.   SOLE DISPOSITIVE POWER
   REPORTING                       1,604,999 shares common stock*
  PERSON WITH            -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER
                                   N/A
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,604,999 shares common stock*
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.7%*
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------


* All share amounts disclosed herein reflect a two-for-one stock split effected in the form of a stock dividend on June 19, 2000. The amount disclosed includes 289,999 shares subject to options that are currently exercisable or will become exercisable on or before April 14, 2001. Does not include 2,448,344 shares held by the Meade Instruments Corp. Employee Stock Ownership Plan (the "ESOP") as of January 31, 2001. Mr. Murdock is a member of the ESOP Committee and disclaims beneficial ownership of any of the shares owned by the ESOP. If the 2,448,344 shares owned by the ESOP were included, Mr. Murdock would be deemed to beneficially own 4,053,343 shares, or 24.6%. Mr. Murdock is not a participant in the ESOP.


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                                                               Page 3 of 5 Pages

ITEM 1(a).        NAME OF ISSUER:

                  Meade Instruments Corp.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  6001 Oak Canyon
                  Irvine, California 92618

ITEM 2(a).        NAME OF PERSON FILING:

                  Steven G. Murdock

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  6001 Oak Canyon
                  Irvine, California 92618

ITEM 2(c).        CITIZENSHIP:
                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  583062 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  N/A

ITEM 4.           OWNERSHIP:

                  (a) Amount beneficially owned: 1,604,999 shares common stock. All share amounts disclosed herein reflect a two-for-one stock split effected in the form of a stock dividend on June 19, 2000. The amount disclosed includes 289,999 shares subject to options that are currently exercisable or will become exercisable on or before April 14, 2001. Does not include 2,448,344 shares held by the Meade Instruments Corp. Employee Stock Ownership Plan (the "ESOP") as of January 31, 2001. Mr. Murdock is a member of the ESOP Committee and disclaims beneficial ownership of any of the shares owned by the ESOP. If the 2,448,344 shares owned by the ESOP were included, Mr. Murdock would be deemed to beneficially own 4,053,343 shares, or 24.6%. Mr. Murdock is not a participant in the ESOP.

                  (b)     Percent of Class: 9.7%


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                                                               Page 4 of 5 Pages

                  (c)     Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,604,999 shares common stock

                  (ii)    Shared power to vote or to direct the vote: N/A

                  (iii)   Sole power to dispose or to direct the disposition of:
                          1,604,999 shares common stock

                  (iv) Shared power to dispose or to direct the disposition of: N/A

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  N/A

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2001


                                                By: /s/ Steven G. Murdock
                                                ---------------------------
                                                        Steven G. Murdock